UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of the Inside Information of July 30, 2026, with CNMV registration number 3316 (the “II for the Execution of the First Tranche”), BBVA hereby announces the completion of the execution of the First Tranche of the New Program Scheme1 as the maximum monetary amount of 1,000 million euros communicated in the II for the Execution of the First Tranche has been reached.

With the acquisition of the last shares referenced below, the total number of shares acquired during the execution of the First Tranche is 40,204,840 own shares, representing, approximately, 0.73% of BBVA’s share capital as of this date.

All acquisitions made in execution of the First Tranche of the New Program Scheme have been duly notified, in accordance with the provisions of Regulation (EU) nº 596/2014 of the European Parliament and of the Council of 16 April 2014.

As disclosed in the II for the Execution of the First Tranche, its purpose is to reduce BBVA’s share capital by means of the redemption of the shares acquired. In this regard, BBVA expects to carry out the redemption of all of the own shares acquired in execution of the First Tranche.

Likewise, BBVA informs that, based on information received from HSBC Continental Europe as manager of the First Tranche, it has carried out the following transactions on its own shares in execution of the First Tranche on October 1:

1 The terms “First Tranche” and “New Program Scheme” shall have the same meaning as provided in the II for the Execution of the First Tranche.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Madrid, October 2, 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 2, 2026	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM